Certain portions of this letter have been omitted from the version submitted via EDGAR.

Confidential treatment has been requested by Aerie Pharmaceuticals, Inc. with respect to the omitted portions, pursuant to 17 C.F.R. § 200.83. Omitted information has been replaced by [***].

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

September 30, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed September 17, 2013

File No. 333-191219

Dear Mr. Riedler:

We are submitting this letter on behalf of Aerie Pharmaceuticals, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on September 17, 2013 (the “Registration Statement”). Due to the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.

The purpose of this letter is to notify the Staff that the estimated price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share of common stock in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The midpoint of the estimated price range assumes net proceeds of $[***] million and [***] million shares issued and outstanding on a fully diluted basis after consummation of the planned offering (assuming no

Mr. Jeffrey P. Riedler	2	September 30, 2013

exercise of the underwriters’ option to purchase additional shares). The foregoing estimated price range is presented on a reverse stock split adjusted basis, anticipating a reverse stock split ratio of at or about 1:[***]. Without giving effect to the contemplated reverse stock split, the estimated price would be within a range of $[***] and $[***] per share of common stock. The Company expects to implement the reverse stock split prior to printing the preliminary prospectus and will reflect such split in the amendment to the Registration Statement that includes the estimated price range. For convenience, certain per share numbers included in this letter are shown both on a pre-split basis (consistent with the current version of the Registration Statement on file with the Commission) and on a post-split basis (giving effect to the contemplated reverse stock split, which is how the Company will present per share information in the preliminary prospectus when it is filed).

In addition, this letter is intended to address the Staff’s comment 4 (the first and second bullets), comment 8 and comment 10 in its letter dated September 9, 2013, as such comments relate to describing the significant factors for the difference between fair market value of common stock at certain transaction dates and the midpoint of the anticipated IPO price. In addition, the Company would like to provide an update on certain timing considerations regarding its offering.

This estimated price range was determined based, in large part, on various discussions between September 25 and September 27, 2013 among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated, the lead underwriters for the planned offering. The Company respectfully advises the Staff that the estimated price range and reverse stock split ratio indicated above are subject to further revision based on market conditions, business developments and other factors.

Timing Considerations

The Company respectfully advises the Staff that it anticipates printing its preliminary prospectuses on or about October 7, 2013 and commencing its road show as early as October 9, 2013, with a target pricing date as early as October 22, 2013.

Fair Value Determinations

To facilitate the Staff’s review, the table below contains a complete list of all warrants issued and options granted to purchase the Company’s common stock from January 1, 2012 through the date of this letter (the “Review Period”). The table is consistent with the information included in the Registration Statement on page 64 and in the footnotes to the Company’s financial statements. The table does not reflect the contemplated 1:[***] reverse stock split.

Mr. Jeffrey P. Riedler	3	September 30, 2013

Date of Grant	Equity Type	Number of shares underlying awards granted	Exercise price per option	Management’s estimate of per share value of the underlying Common Stock	Date of Issuance	Type of Equity SecurityDescription	Number of underlying shares	Exercise price per share
1/1/2012	Common Stock Option	770,000	$0.289	$0.294	12/7/2012	Series B Convertible Preferred Stock	681,816	$0.01
2/1/2012	Common Stock Option	44,000	0.294	0.294	3/28/2013	Series B Convertible Preferred Stock	681,816	$0.01
3/29/2012	Common Stock Option	280,000	0.294	0.294	5/21/2013	Series B Convertible Preferred Stock	1,022,727	$0.01
6/1/2012	Common Stock Option	4,000	0.294	0.294	8/9/2013*	Series B Convertible Preferred Stock	1,022,727	$0.01
6/26/2012	Common Stock Option	8,000	0.294	0.294
9/6/2012	Common Stock Option	45,000	0.294	0.294
10/15/2012	Common Stock Option	1,725,000	0.294	0.580
3/21/2013	Common Stock Option	1,523,999	0.580	0.580
3/21/2013	Restricted Common Stock	1,855,170	N/A	0.580
8/26/2013*	Common Stock Option	1,652,263	0.630	0.630
9/12/2013*	Common Stock Option	6,871,495	0.630	0.630

*	As discussed below, in the context of the proposed offering, the Company is assessing the assumptions used in determining fair value of the common stock for all equity issuances subsequent to June 30, 2013. See “Stock-Based Compensation for the Quarter Ending September 30, 2013.” As indicated in that section, the Company will recognize an incremental stock-based compensation charge for the quarter ending September 30, 2013, an estimate of which, when available, will be disclosed in an amendment to the Registration Statement prior to printing the preliminary prospectus.

As disclosed in the Registration Statement on pages 63 through 67, common stock valuations are determined by the Board in its sole discretion based on recommendations from management and taking into account advice and assistance provided by third-party valuation consultants engaged to assist the Company with such valuations. Contemporaneous valuations were completed as of each of December 31, 2012, March 31, 2013 and June 30, 2013.

As disclosed in the Registration Statement on page 65, the Company’s enterprise value is determined by utilizing a risk adjusted discounted cash flow model, an income approach. An option pricing model is utilized to allocate the determined enterprise value, which analyzes the rights of the common stock relative to those of the preferred stock. The Board has consistently leveraged this method to determine the fair value of its common stock as of the aforementioned valuation dates and when completing the 2012 retrospective valuations, as described on page 66 of the Registration Statement.

As disclosed in the Registration Statement on pages 65 and 66, the Board determined that the fair value per share of common stock as of December 31, 2012, March 31, 2013 and June 30, 2013 was $0.58, $0.58 and $0.63, respectively. These per share values do not reflect the contemplated 1:[***] reverse stock split. The Company describes on page 65 of the Registration Statement the rationale, including changes in key assumptions, underlying the generally consistent fair value per share of common stock between the aforementioned valuation dates. As further described later in this letter, at each of these valuation dates, the Company was not consulting with the underwriters with respect to the estimated IPO price range, as such consultations did not commence until September 25, 2013.

For all equity issuances subsequent to June 30, 2013 and through September 12, 2013, the last date of options granted, the Board determined that the $0.63 (pre-split) and $[***] (post-split) per share fair value of common stock as of June 30, 2013 reasonably reflected the per share fair value of common stock as of each relevant transaction or grant date. As a result, the Company utilized this amount in determining the initial value of the warrants issued on August 9, 2013 and as an exercise price for the options granted on August 26, 2013 and September 12, 2013. However, in the context of the proposed offering, the Company is assessing certain

Mr. Jeffrey P. Riedler	4	September 30, 2013

assumptions utilized in determining the fair value of common stock for all equity issuances subsequent to June 30, 2013, as further described later in this letter. See “Stock-Based Compensation for the Quarter Ending September 30, 2013.”

The Company respectfully advises the Staff that the Board, which consists of individuals with significant experience in business, finance and investing, estimates the fair value of the Company’s common stock based on all information available at the applicable time. The Company further believes that the actions of the Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of options to its employees under the Company’s 2005 Stock Option Plan, as amended, and the Internal Revenue Code of 1986, as amended.

Reconciliation of Per Share Fair Value of Common Stock to IPO Price

The Company respectfully advises the Staff that it believes the difference between the determined per share fair value of common stock of $0.63 (pre-split) and $[***] (post-split) on June 30, 2013 and the midpoint of the estimated price range of $[***] (pre-split) and $[***] (post-split) is attributable to the updated market conditions presented to the Company by its lead underwriters that were used to help determine the initial public offering price range. At the time the option awards were granted, the lead underwriters had not yet provided to the Company a definitive proposed price range for the offering. The Company acknowledges that, as is typical in IPOs, the estimated price range for the offering was not derived using a formal determination of fair value, but was determined by the Board in consultation with the lead underwriters. Among the factors that were considered in determining this estimated price range were the Company’s future prospects and those of the industry in general and the market prices of securities of companies engaged in activities similar to those of the Company and general conditions in the public capital markets. The Company believes that in the public capital markets there are investors who may apply more qualitative and subjective valuation criteria to certain of the Company’s clinical assets than the valuation methods applied in the Company’s valuations. Based upon the Company’s preliminary discussions with potential investors, the Company believes there will be interest in investing in a company with its profile and at its stage of development. As a result, the price that investors are willing to pay in the proposed offering may take into account other factors that have not been expressly considered in the Company’s prior valuations, are not objectively determinable and that valuation models are not able to quantify. For example, members of the Company’s senior management team, including its Chief Executive Officer who was appointed on July 25, 2013, have relevant experience operating a publicly-traded company, which may contribute to investors’ confidence in their ability to lead the Company. This experience could justify, in part, a higher valuation than the June 30, 2013 valuation that was based on more objective factors and by its nature would not have factored in this prior experience.

Specifically, the Company believes that the difference between the fair value of common stock as of June 30, 2013 and the midpoint of the estimated price range of $[***] (post-split) is primarily the result of the following factors, which are outlined qualitatively and quantitatively below:

Mr. Jeffrey P. Riedler	5	September 30, 2013

•	The estimated price range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock. In addition, the Company’s recent discussions with its lead underwriters in September 2013 considered the increased optimism with respect to market conditions and the initial public offering market, which contributed to an increase in the value of the Company’s common stock indicated in the estimated price range.

•	The holders of the Company’s preferred stock currently have substantial economic rights and preferences over the holders of common stock, including preferential liquidation and dividend rights; upon the closing of the planned offering of common stock, all outstanding shares of preferred stock will convert into common stock, thus eliminating the superior rights and preferences of preferred stock as compared to common stock, and accordingly increasing the value of the common stock.

•	The proceeds of a successful IPO are expected to substantially strengthen the Company’s balance sheet by increasing cash resources and providing readier access to the debt and equity markets for public companies. These projected improvements in the Company’s financial position are expected to have a beneficial effect on Company operations and, as a result, they influenced the increased common stock valuation and the estimated price range.

Enhanced Liquidity and Marketability of the Company’s Common Stock

As part of its determination of the fair value of the Company’s common stock on the aforementioned valuation dates, the Board considered the illiquidity of the Company’s common stock on those dates. As indicated previously, the Company has not yet commenced its road show. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

The anticipated price range also reflects the Company’s recent discussions with its lead underwriters about market conditions, including the typical valuation ranges seen in recent initial public offerings for issuers in the Company’s industry, the recent market prices of and demand for publicly traded common stock of generally comparable companies, and assumptions regarding the demand for the Company’s common stock and the public trading market for pre-revenue pharmaceutical companies such as the Company.

The Company estimates that the elimination of this discount as of June 30, 2013 would increase the per share price by $[***] (pre-split) and $[***] (post-split), resulting in an adjusted per share price of $[***] (pre-split) and $[***] (post-split).

Mr. Jeffrey P. Riedler	6	September 30, 2013

Conversion of Preferred Stock

The holders of the Company’s convertible preferred stock benefit from substantial economic rights and preferences over the holders of its common stock. In particular, holders of convertible preferred stock are entitled to receive certain amounts of dividends prior to any dividends declared or paid on any shares of common stock. In addition, these holders are entitled to receive payments of certain amounts prior to any payments to holders of common stock in the event of any sale, liquidation or similar event of the Company.

As disclosed in the footnotes to the Company’s financial statements, all issued and outstanding convertible preferred stock shall be automatically converted into shares of fully paid and non-assessable shares of common stock (i) immediately prior to the closing of a firm commitment underwritten public offering of shares of the Company’s capital stock registered under the Securities Act of 1933, as amended, in which the aggregate public offering proceeds equal or exceed $50.0 million and the per share public offering price equals or exceeds $3.30, subject to adjustment for splits, or (ii) immediately prior to the closing of such an offering that does not meet the foregoing requirements, upon the Company’s receipt of the written consent of the holders of at least 65% of the then outstanding shares of preferred stock to the conversion of all the then outstanding preferred stock.

The Company believes that due to the ‘triggers’ contained in the aforementioned automatic conversion feature, the economic preferences of the preferred stock previously described are valid until a firm commitment to underwrite the public offering of shares or the requisite shareholder consent is received. Although the requisite shareholder consent is expected to be received prior to the consummation of the offering, the Company believes that the previously described economic rights and benefits of the preferred stock should be reflected in the Company’s valuation until immediately prior to the closing of the offering following the receipt of such consent. As further described below, the holders of the Company’s preferred stock control the vast majority of voting rights.

As of June 30, 2013, the date of the most recent balance sheet presented in the Registration Statement, the Company had 60,602,653 shares (pre-split) of convertible preferred stock outstanding, or approximately 92.4% of the Company’s total issued and outstanding stock at that time, which were benefiting from the previously described economic rights and preferences.

As disclosed in the Registration Statement, the Company determined that the enterprise value as of June 30, 2013 was $114.8 million. After giving effect to the conversion of all outstanding preferred stock into common stock and the exercise of all exercisable warrants and options outstanding as of June 30, 2013, the Company estimates a value of $[***] (pre-split) and $[***] (post-split) per share of common stock. Although this type of analysis has inherent limitations, such as the treatment of warrants and granted options that are expected to survive after the offering, the Company believes that the increase from the aforementioned $[***] (pre-split) and $[***] (post-split) adjusted share price to $[***] (pre-split) and $[***] (post-split) reasonably reflects the value ascribed to such economic benefits and preferences for purposes of this letter.

Mr. Jeffrey P. Riedler	7	September 30, 2013

Enhanced Balance Sheet, Financial Resources and Market Conditions

The valuation reflected in the estimated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, and (ii) a ‘currency’ to enable the Company to continue its core strategic research and development through the next set of key value inflection points. Based on conversations with the lead underwriters to date, the Company anticipates net proceeds of approximately $[***] million from the offering, based on the midpoint of the estimated price range, and [***] million of issued and outstanding shares of common stock on a fully diluted basis after giving effect to the offering and the contemplated reverse stock split (assuming no exercise of the underwriters’ option to purchase additional shares).

The Company estimates that the net proceeds from the offering represent an increase in value of $[***] (pre-split) and $[***] (post-split) per share of common stock, for an aggregate per share value of $[***] (pre-split) and $[***] (post-split). Although this type of calculation has inherent limitations, the Company believes this reasonably estimates the potential value ascribed to a substantially enhanced cash position for purposes of this letter. This enhanced cash position increases the fair value of the Company because it will enable the Company to move forward with its Phase 3 clinical trials, without which, it might not be able to do.

Stock-Based Compensation for the Quarter Ending September 30, 2013

As previously mentioned, the estimated price range was determined based on various discussions among the Board, senior management of the Company and representatives of the lead underwriters between September 25 and September 27, 2013. These discussions included observations of current favorable market conditions and the market demand for initial public offerings, particularly in the Company’s business sector. Given the anticipated proximity of the offering, the Company is assessing, for financial reporting purposes, certain assumptions utilized in determining the fair value of common stock for all equity issuances subsequent to June 30, 2013. The Company believes that a reassessment of the assumptions utilized in determining the fair value of common stock as of June 30, 2013 and prior valuation dates is not warranted, as the planned timing of the offering was uncertain at such dates. Subsequent to June 30, 2013, the Company announced certain changes in its executive management team and increased the size of the Board with the addition of two new independent directors. These developments are described in the Registration Statement currently on file with the Commission. Additionally, in July 2013, the Company formally engaged new lead underwriters. Moreover, the Company recently commenced its “testing-the-water” meetings with potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully advises the Staff that these factors further support the Company’s conclusion that a reassessment of the assumptions underlying the fair value of common stock as of June 30, 2013 and prior valuation dates is not warranted.

The Company respectfully advises the Staff that for financial reporting purposes it plans to recognize an incremental stock-based compensation charge for the quarter ending September 30, 2013. When available, an estimate of this incremental stock-based compensation charge will be disclosed in an amendment to the Registration Statement prior to printing the preliminary prospectus.

Mr. Jeffrey P. Riedler	8	September 30, 2013

Conclusion

The Company believes that the fair values for its common stock applicable to each option grant and utilized in measuring the fair value of warrant liabilities are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors available at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

The Company respectfully advises the Staff that it will update the disclosure in the Management’s Discussion and Analysis section in an amendment to the Registration Statement prior to printing the preliminary prospectus to provide a qualitative description of the aforementioned reconciling factors and, when available, the estimated incremental stock-based compensation charge to be recognized for the quarter ending September 30, 2013. In addition, the Company will disclose in the Registration Statement the intrinsic value of the outstanding vested and unvested common stock options as of June 30, 2013, reflecting the midpoint of the estimated price range.

*            *             *

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)

Richard J. Rubino (Aerie Pharmaceuticals, Inc.)

Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)

Christine Allen (Securities and Exchange Commission)

Scot Foley (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Mary Mast (Securities and Exchange Commission)